
05062578

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECEIVED
AUG 0 2 2005
WASH., D.C.
213
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ______________

Commission file number 333-97169

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mt. Troy Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

RSV Bancorp, Inc.
2000 Mt. Troy Road
Pittsburgh, Pennsylvania 15212


PROCESSED
AUG 05 2005
THOMSON
FINANCIAL

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1 as Schedule I of the 2004 Form 5500.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mt. Troy Bank Employees'
Savings & Profit Sharing Plan and Trust

Date: July 29, 2005

By: Robert B. Kastan
Robert B. Kastan
Plan Administrator

EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Mt. Troy Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") on Form 11-K for the year ended December 31, 2004, as filed by RSV Bancorp, Inc. (the "Company") with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert B. Kastan, Treasurer and Controller (Principal Accounting Officer), hereby certifies, pursuant to 18 U.S.C. ' 1350, as adopted pursuant to ' 906 of the Sarbanes-Oxley Act of 2002, that:

1) This report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Robert B. Kastan
Plan Administrator
Treasurer and Controller

7/29, 2005

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

H:\0205TROY\11K-2005.WPD

EXHIBIT 1

2004 Form 5500

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2004

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2004 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) ☐ a multiemployer plan; (2) ☒ a single-employer plan (other than a multiple-employer plan); (3) ☐ a multiple-employer plan; or (4) ☐ a DFE (specify) ______

B This return/report is: (1) ☐ the first return/report filed for the plan; (2) ☐ an amended return/report; (3) ☐ the final return/report filed for the plan; (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☐

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
MT. TROY BANK
EMPLOYEES' SAVINGS & PROFIT SHARING
PLAN AND TRUST

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan (mo., day, yr.) 01/01/2002

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
MT. TROY BANK

2000 MT. TROY ROAD

PITTSBURGH PA 15212-0000

2b Employer Identification Number (EIN) 25-0679320

2c Sponsor's telephone number 412-322-6107

2d Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE Robert B. Kastan | 7/22/05 | Robert B. Kastan
Signature of plan administrator | Date | Type or print name of individual signing as plan administrator

SIGN HERE Robert B. Kastan | 7/22/05 | Robert B. Kastan
Signature of employer/plan sponsor/DFE | Date | Type or print name of individual signing as employer, plan sponsor or DFE



Official Use Only

3a Plan administrator's name and address (if same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	9
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	9
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	0
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	9
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	9
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	9
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	0
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	0

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a ☒ Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2G 2J 2K 3E 3H

b ☐ Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)

(1) ☐ Insurance
(2) ☐ Code section 412(i) insurance contracts
(3) ☒ Trust
(4) ☐ General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

(1) ☐ Insurance
(2) ☐ Code section 412(i) insurance contracts
(3) ☒ Trust
(4) ☐ General assets of the sponsor



Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1) [X] **R** (Retirement Plan Information)

(2) [X] 1 **T** (Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ▶ ______

(3) [ ] **B** (Actuarial Information)

(4) [ ] **E** (ESOP Annual Information)

(5) [ ] **SSA** (Separated Vested Participant Information)

b Financial Schedules

(1) [ ] **H** (Financial Information)

(2) [X] **I** (Financial Information – Small Plan)

(3) [ ] ____ **A** (Insurance Information)

(4) [ ] **C** (Service Provider Information)

(5) [X] **D** (DFE/Participating Plan Information)

(6) [ ] **G** (Financial Transaction Schedules)

(7) [X] 1 **P** (Trust Fiduciary Information)



SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar plan year 2004 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
MT TROY SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHA

B Three-digit plan number ▶ 003

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
MT. TROY SAVINGS BANK, FSB

D Employer Identification Number
25-0679320

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3262720-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 83055

(a) Name of MTIA, CCT, PSA, or 103-12IE STABLE VALUE FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272739-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 77654

(a) Name of MTIA, CCT, PSA, or 103-12IE MIDCAPITALIZATION EQUITY INDEX FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272818-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 12938

(a) Name of MTIA, CCT, PSA, or 103-12IE MONEY MARKET FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-6450621-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1694



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE 20+ TREASURY BOND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272815-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2978

(a) Name of MTIA, CCT, PSA, or 103-12IE EAFE LITE FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272738-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2225

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOCATION GROWTH F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272737-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 968

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY VALUE FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3315910-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 14180

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSSELL 2000 INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3318704-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2230

(a) Name of MTIA, CCT, PSA, or 103-12IE ____

(b) Name of sponsor of entity listed in (a) ____

(c) EIN-PN ____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____



Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN



SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan
MT TROY SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SH

B Three-digit plan number ▶ 003

C Plan sponsor's name as shown on line 2a of Form 5500
MT. TROY SAVINGS BANK, FSB

D Employer Identification Number 25-0679320

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

			(a) Beginning of Year	(b) End of Year
1	**Plan Assets and Liabilities:**			
a	Total plan assets	1a	735735	816825
b	Total plan liabilities	1b		322
c	Net plan assets (subtract line 1b from line 1a)	1c	735735	816503
2	**Income, Expenses, and Transfers for this Plan Year:**		**(a) Amount**	**(b) Total**
a	Contributions received or receivable			
	(1) Employers	2a(1)	9285	
	(2) Participants	2a(2)	28734	
	(3) Others (including rollovers)	2a(3)		
b	Noncash contributions	2b		
c	Other income	2c	46502	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		84521
e	Benefits paid (including direct rollovers)	2e		
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	3753	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		3753
j	Net income (loss) (subtract line 2i from line 2d)	2j		80768
k	Transfers to (from) the plan (see instructions)	2k		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	



Official Use Only

		Line	Yes	No	Amount
3 c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		560627
e	Participant loans	3e	X		33833
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

		Line	Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e		X	
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For trust calendar year 2004 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

THE BANK OF NEW YORK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

ONE WALL STREET

c City or town, state, and ZIP code

NEW YORK NY 10286-0000

2a Name of trust
MT TROY SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUS

b Trust's employer identification number 25-0679320

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ▶ 25-0679320

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE Signature of fiduciary ▶ [signature] James D. Travers Date ▶ MAY 1 1 2005



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan MT TROY SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHA	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 MT. TROY SAVINGS BANK, FSB	**D** Employer Identification Number 25-0679320

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .... **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 13-3745616 ________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information

(If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? .... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver .... ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year .... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year .... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) .... **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .... ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) .... ☐ Yes ☐ No



Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan MT TROY SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARI	B Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 MT. TROY SAVINGS BANK, FSB	D Employer Identification Number 25-0679320

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	1b Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ... ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☒ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).



Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month ____ Day ____ Year ____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	
(2) Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ ____ **d** ____ %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)			
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): (1) ☐ the ratio percentage test (2) ☐ average benefit test

